                                   APPENDIX 2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 2001


                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]



                     The accompanying notes are an integral
                 part of the consolidated financial statements

                                 PEACE ARCH LOGO

                 PEACE ARCH ENTERTAINMENT REPORTS SHARPLY HIGHER
                       SECOND QUARTER REVENUE AND EARNINGS

     REVENUE INCREASES 263% IN FIRST HALF OF FY2001 AS PROPRIETARY PROGRAMMING
                          DELIVERIES REACH RECORD LEVELS

VANCOUVER, British Columbia (April 27, 2001) -- PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), which creates proprietary programming content for worldwide television and the Internet, today announced its operating results for the second quarter and first half of FY2001.

For the three months ended February 28, 2001, the Company's revenue increased 689% to approximately $21.7 million, when compared with revenue of approximately $2.8 million in the quarter ended February 29, 2000. The significant rise in revenue reflects increases in proprietary programming activities, which generated 97.1% of Peace Arch's total revenue for the most recent quarter.

Net earnings of $822,000, or $0.19 per diluted share, for the quarter ended February 28, 2001, represented a 941% increase when compared with net earnings of $79,000, or $0.02 per diluted share, in the second quarter of FY2000. Diluted earnings per share were calculated on 4,696,000 weighted average shares outstanding in the most recent quarter, compared with 3,794,000 weighted average shares in the second quarter of the prior year.

The Company reported a margin of $2.7 million (12.6% of revenue) from proprietary programming in its most recent quarter, compared with a margin of $1.2 million, or 41.9% of revenue, on proprietary programming in the prior-year period. The reduction in margin, as a percentage of revenue, primarily resulted from changes in the mix of programming delivered.

Total assets of $72.5 million as of February 28, 2001 were 46% higher than a year earlier, largely due to increases in "Productions in Progress" and "Investment in Television Programming," which represent the Company's inventory of partially completed and completed programs. Outstanding bank debt increased to $14.8 million at the end of the second quarter, compared with $8.1 million a year earlier, in order to finance the Company's record slate of programming activities.

Revenue increased 263% to approximately $41.0 million in the six months ended February 28, 2001, versus revenue of approximately $11.3 million in the first half of FY2000. Net income rose 236% to $1,492,000, or $0.34 per diluted share, in the first half of FY2001, compared with $443,000, or $0.11 per diluted share, in the corresponding period of the previous fiscal year. Diluted earnings per share were calculated on 4,660,000 weighted average shares outstanding in the six months ended February 28, 2001, versus 3,790,000 weighted average shares in the first half of FY2000.

"Programming delivered during the second quarter of Fiscal 2001 should continue to enhance the Company's long-term profit potential," commented GARTH ALBRIGHT, CHIEF FINANCIAL OFFICER OF PEACE ARCH. "During the first half of the current fiscal year, we delivered 10 episodes of THE IMMORTAL and 12 episodes of BIG SOUND. Both series are being produced under a treaty co-production agreement between Canada and the United Kingdom, thus allowing them to meet the broadcast requirements for national content in Canada and throughout the European Union. We believe this greatly enhances the long-term market potential of the shows. These series exemplify our focus upon building a significant library of quality proprietary programming that will grow in value for years to come."

TIM GAMBLE, PRESIDENT OF PEACE ARCH, noted that "Our second quarter results clearly reflect the Company's tremendous programming accomplishments and an expanding customer base in the United States and abroad. During the first half of Fiscal 2001 we were in production on episodes of our half-hour comedy series, BIG SOUND; our one-hour action adventure series, THE IMMORTAL; our one hour documentary series, ANIMAL MIRACLES WITH ALAN Thicke; and the third season of our science fiction series,

                     The accompanying notes are an integral
                 part of the consolidated financial statements

FIRST WAVE. We were also in production on a trilogy of television movies for PAX TV and Hallmark Entertainment based on Catherine Marshall's international bestseller, CHRISTY, along with two feature-length films, NOW AND FOREVER and THE IMPOSSIBLE ELEPHANT, which are scheduled for release this spring."

"Peace Arch's record performance during the first six months of this year, along with scheduled programming deliveries for the second half of the year, support our belief that Fiscal 2001 will be our best year ever," commented JULIET JONES, CHIEF EXECUTIVE OFFICER OF PEACE ARCH. "Looking towards the balance of this year and the first part of fiscal 2002, there are a number of external factors that have somewhat clouded the short- to intermediate-term outlook for our industry. These factors include a decline in television advertising revenues caused by the general economic downturn and the potential for an actors' and writers' strike. However, our continued efforts to develop international markets and diversify our programming library, combined with the competitive advantages we enjoy by operating in Canada, should allow our Company to grow and further increase market share in the future."

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television and Internet programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE"; and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

In June 2000, the American Institute of Certified Public Accountants issued a Statement of Position 00-2 ("SOP 00-2"), which provides guidance on generally accepted accounting principles to all producers or distributors that own or hold rights to distribute or exploit films. SOP-002 is effective for financial statements for fiscal years beginning after December 15, 2000. Peace Arch has not yet fully adopted the new standard and is currently evaluating the impact that such adoption may have on its financial statements.

A conference call to discuss the Company's operating results is scheduled for 4:15 P.M. Eastern Daylight Time (1:15 P.M. Pacific Standard Time) on Friday, April 27, 2001. The dial-in number is (800) 360-9865. (Note: Investors requiring an international dial-in number should contact RJ Falkner & Company, Inc. at 970-349-0846 or 800-377-9893 for such number). An audio replay of the call will be posted on Peace Arch's website (www.peacearch.com) approximately two hours after completion of the conference call.

The call will be hosted by Peace Arch's Chairman of the Board, Cameron White, and Chief Financial Officer, Garth Albright.

(NOTE: THE FINANCIAL STATISTICS INCLUDED IN THIS RELEASE ARE REPRESENTED IN CANADIAN DOLLARS AND ARE REPORTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA. ON FEBRUARY 28, 2001 THE BANK OF CANADA NOON SPOT RATE WAS $0.65 US FOR EACH $1.00 CANADIAN).

      THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT", OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

                    Additional information on Peace Arch can
              be accessed on the Internet at www.peacearch.com
                  For additional information, please contact:
                      Garth Albright, CFO at (604) 681-9308
                  Tina Baird, Media Relations at (604) 985-8991
                                       or
                  R. J. Falkner & Company, Investor Relations
         Counsel at (800) 377-9893 or via e-mail at INFO@RJFALKNER.COM.
                        (FINANCIAL HIGHLIGHTS TO FOLLOW)


                     The accompanying notes are an integral
                 part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                           CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)


(Expressed in thousands of Canadian dollars)
----------------------------------------------------------------------------------------------------------------------------
                                                                          FEBRUARY 29,        AUGUST 31,      FEBRUARY 28,
                                                                                  2000              2000              2001
----------------------------------------------------------------------------------------------------------------------------
                                                                           (unaudited)         (audited)       (unaudited)
ASSETS

Cash and cash equivalents                                                    $   5,585    $        4,459       $     1,639
Accounts receivable                                                              1,271             6,236             5,590
Tax credits receivable                                                          16,949            10,207            17,642
Productions in progress                                                          2,898            15,637            13,104
Prepaid expenses and deposits                                                      623               882               485
Investment in television programming                                            11,654            15,550            23,157
Property and equipment                                                           7,007             7,397             7,300
Deferred costs                                                                     488             1,049               853
Goodwill and trademarks                                                          3,129             2,913             2,760
----------------------------------------------------------------------------------------------------------------------------

                                                                             $  49,604    $       64,330       $    72,530
============================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                                             $  8,121          $  5,797     $      14,826
Accounts payable and accrued liabilities                                         6,385            10,095            12,093
Deferred revenue                                                                 2,953             8,338             2,918
Deferred gain                                                                      349               233               116
Deferred credit                                                                      -             1,090             1,025
Future income taxes                                                              1,311               460             1,753
Debt                                                                             4,130            11,252            11,232
----------------------------------------------------------------------------------------------------------------------------
                                                                                23,249            37,265            43,963
----------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital                                                                 32,368            32,378            32,388
   Authorized:
      100,000,000 Class A Multiple Voting Shares Issued - 1,335,756 (Feb 29,
         2000 - 1,454,583)
      100,000,000 Class B Subordinate Voting Shares Issued - 2,489,988 (Feb
         29, 2000 - 2,366,163)
      25,000,000 Preference Shares, issuable in series
         Issued - nil

  Other paid-up capital                                                            136               467               467
  Deficit                                                                       (6,149)           (5,780)           (4,288)
----------------------------------------------------------------------------------------------------------------------------
                                                                                26,355            27,065            28,567
----------------------------------------------------------------------------------------------------------------------------

                                                                             $  49,604         $  64,330     $      72,530
============================================================================================================================


/s/ W.D. CAMERON WHITE                 /s/ GARTH ALBRIGHT
------------------------------------   -----------------------------------------
W.D. Cameron White                     Garth Albright
Chairman and Director                  Chief Financial Officer


                     The accompanying notes are an integral
                 part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                    CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
  FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 2001
                                   (UNAUDITED)


(Expressed in thousands of Canadian dollars except per share information)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    3 MONTHS ENDED                     6 MONTHS ENDED
                                                                 2000             2001              2000             2001
-----------------------------------------------------------------------------------------------------------------------------
REVENUE                                                    $       2,752       $   21,710         $  11,280       $   40,974

EXPENSES:
  Amortization of television programming                           1,381           18,334             7,400           33,769
  Other costs of production and sales                                309              422               957            1,266
  Depreciation and amortization                                      132              246               277              491
  Selling, general and administrative                                846              979             1,665            1,787
  Interest                                                            96              441               324              995
-----------------------------------------------------------------------------------------------------------------------------
                                                                   2,764           20,422            10,623           38,308
-----------------------------------------------------------------------------------------------------------------------------

Earnings from operations before undernoted                           (12)           1,288               657            2,666

Gain on sale of asset                                                129               58               216              116
-----------------------------------------------------------------------------------------------------------------------------
                                                                     129               58               216              116
-----------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                         117            1,346               873            2,782
Income taxes                                                          38              524               430            1,290
-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FOR THE PERIOD                                           79              822               443            1,492

Deficit, beginning of period                                      (6,228)          (5,110)           (6,592)          (5,780)
-----------------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                       $    (6,149)      $   (4,288)       $   (6,149)     $    (4,288)
=============================================================================================================================


BASIC NET EARNINGS PER COMMON SHARE                           $     0.02       $     0.22        $     0.11     $       0.39
=============================================================================================================================

FULLY DILUTED EARNINGS PER COMMON SHARE                       $     0.02       $     0.19        $     0.11     $       0.34
=============================================================================================================================

Weighted average number of shares outstanding during the period (000's):

          Basic                                                    3,794            3,823             3,790            3,823

          Diluted                                                  3,794            4,696             3,790            4,660


                     The accompanying notes are an integral
                 part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                    CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 2001
                                   (UNAUDITED)


(Expressed in thousands of Canadian dollars)
-----------------------------------------------------------------------------------------------------------------------------
                                                                   3 MONTHS ENDED                     6 MONTHS ENDED
                                                                  2000             2001              2000             2001
-----------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net earnings                                                 $    79        $     822          $    443      $     1,492
    Items not involving cash:
       Depreciation and amortization                               1,482           18,600             7,632           34,280
       Future income taxes                                           225              469               514            1,229
       Gain on sale of assets                                        (58)             (58)             (165)            (116)
       Accretion of debt discount                                      8               55                17              110
    Changes in non-cash working capital                            1,623            2,151               583           (7,280)
-----------------------------------------------------------------------------------------------------------------------------
                                                                   3,359           22,039             9,024           29,715
-----------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Investment in television programming                          (1,547)         (22,635)           (8,780)         (41,396)
    Change in deferred costs                                        (215)             142              (295)              10
    Increase in goodwill and trademarks                              (20)              (9)              (29)              (9)
    Property and equipment acquired                                  (32)              (7)              (37)             (47)
-----------------------------------------------------------------------------------------------------------------------------
                                                                  (1,814)         (22,509)           (9,141)         (41,442)
-----------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                                      185                9               185                9
    Increase in bank indebtedness                                     57            2,025             1,189            9,029
    Repayment of debt                                                (64)             (65)             (127)            (131)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     178            1,969             1,247            8,907
-----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                   1,723            1,499             1,130           (2,820)
Cash and cash equivalents, beginning of period                     3,862              140             4,455            4,459
-----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                       $   5,585    $       1,639         $   5,585    $       1,639
=============================================================================================================================


Supplementary information:
    Interest paid                                                    154              333               265              693
    Income taxes paid                                                  -               18                 -               18


                     The accompanying notes are an integral
                 part of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (Dollar amounts in tables expressed in thousands of Canadian dollars)




       The unaudited consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements contained in our 2000 Annual Report.


1.     OPERATIONS

       Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries (collectively, the "Company"), is a fully integrated television production company that produces and distributes film, television, video, webcast and interactive programming for world-wide markets.

2.     SEGMENTED INFORMATION

       The Company manages its operations in two primary business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

       -----------------------------------------------------------------------------------------------------------------------
                                                                       PRODUCTION    PROPRIETARY
       2000                                                             SERVICES     PROGRAMMING      OTHER         TOTAL
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                          $   1,321    $     9,833     $    126     $  11,280
       Gross profits                                                          364          2,433          126         2,923
       Total assets                                                         8,327         41,277            -        49,604
       -----------------------------------------------------------------------------------------------------------------------

       2001
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                        $     1,538    $    39,383     $     53     $  40,974
       Gross profits                                                          272          5,614           53         5,939
       Total assets                                                         7,296         65,124          110        72,530
       -----------------------------------------------------------------------------------------------------------------------

       Gross profits are comprised of revenue less amortization of television programming and other costs of production and sales.


3.     COMPARATIVE FIGURES

       Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

                            SUPPLEMENTAL INFORMATION

For the convenience of the reader, operating results for the three and six months ended February 29, 2000 and February 28, 2001 have been translated into US Dollars using the average exchange rate in effect for the periods. Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars. In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                                   US DOLLARS

                  SELECTED FINANCIAL AND OPERATING INFORMATION
   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

(Reported in accordance with generally accepted accounting principles in Canada) (Expressed in thousands of US Dollars except per share information)

                                                          THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                        2000              2001                 2000               2001
------------------------------------------------------------------------------------------------------------------------

Revenue                                                  1,888            14,363               7,695             27,008

Net earnings for the period                                 54               544                 302                983

EBITDA                                                     237             1,345               1,006              2,813

Fully diluted earnings per common share              $    0.01         $    0.12           $    0.07          $    0.22



                       SELECTED BALANCE SHEET INFORMATION
                  AS AT FEBRUARY 29, 2000 AND FEBRUARY 28, 2001

(Reported in accordance with generally accepted accounting principles in Canada) (Expressed in thousands of US Dollars except per share information)


                                                                                             2000               2001
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                    3,630              1,065
Accounts receivable                                                                            826              3,634
Tax credits receivable                                                                      11,017             11,467
Productions in progress                                                                      1,884              8,518
Investment in television programming                                                         7,575             15,052
Property and equipment                                                                       4,554              4,745
Goodwill and trademarks                                                                      2,034              1,794

Total Assets                                                                                32,242             47,144

Bank indebtedness                                                                            5,279              9,637
Accounts payable and accrued liabilities                                                     4,150              7,860
Deferred revenue                                                                             1,919              1,897
Debt                                                                                         2,685              7,301

Share capital                                                                               21,039             21,052
Deficit                                                                                     (3,997)            (2,787)
Shareholders' equity                                                                        17,130             18,569

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Peace Arch Entertainment Group Inc.
                                       -----------------------------------
                                                 (Registrant)

Date  April 30, 2001                   By  /s/ GARTH ALBRIGHT
      ------------------------------      --------------------------------
                                                 (Signature)*
                                           Garth Albright, CFO
--------------------------------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.